UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

EDUCATE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

28138P 10 0

(CUSIP Number)

Rudolf Christopher Hoehn-Saric

c/o Fund Management Services, LLC

6225 Smith Avenue

Suite 210

Baltimore, Maryland  21209

(443) 703-1700

Copy to:

Herbert S. Wander, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Suite 1900

Chicago, Illinois  60661

(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rudolf Christopher Hoehn-Saric

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,900,000

	8.	Shared Voting Power 224,366

	9.	Sole Dispositive Power 1,900,000

	10.	Shared Dispositive Power 167,520

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,124,366*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9%**

14.	Type of Reporting Person (See Instructions) IN

*                                         Includes (i) 41,880 shares of Educate Common Stock (as defined in Item 1) that Mr. Hoehn-Saric may be deemed to beneficially own as settlor of the CHS Trust; (ii) 125,640 shares of Educate Common Stock that Mr. Hoehn-Saric may be deemed to beneficially own as settlor of the RCHS Irrevocable Grantor Retained Annuity Trust #9; (iii) 41,880 shares of Educate Common Stock that Mr. Hoehn-Saric may be deemed to beneficially own as a result of his voting control of the shares of SMT Trust; and (iv) 14,966 shares of Educate Common Stock that Mr. Hoehn-Saric may be deemed to beneficially own as a result of his voting control of the shares of the EDB Trust.  Mr. Hoehn-Saric expressly disclaims any and all beneficial ownership of any shares of Educate Common Stock held by such trusts.

**                                  Based on 42,975,148 outstanding shares of Educate Common Stock as of July 31, 2006 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the SEC on August 9, 2006).

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter J. Cohen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 381,333

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 381,333

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,333*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.9%**

14.	Type of Reporting Person (See Instructions) IN

*                                         Includes 353,333 shares of Educate Common Stock that may be acquired upon exercise of currently exercisable options and options that will become exercisable within 60 days of September 29, 2006.

**                                  Based on 42,975,148 outstanding shares of Educate Common Stock as of July 31, 2006 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the SEC on August 9, 2006).

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Paucek

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,688

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 24,688

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,688*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) **

14.	Type of Reporting Person (See Instructions) IN

*                                         Includes 24,688 shares of Educate Common Stock that may be acquired upon exercise of currently exercisable options and options that will become exercisable within 60 days of September 29, 2006.

**                                  Represents beneficial ownership of less than one-tenth of one percent

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven M. Taslitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 157,855

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 157,855

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,855*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%**

14.	Type of Reporting Person (See Instructions) IN

*                                         Includes (i) 41,880 shares of Educate Common Stock that Mr. Taslitz may be deemed to beneficially own due to his spouse’s position as co-trustee of the SMT Trust, (ii) 52,135 shares of Educate Common Stock that Mr. Taslitz may be deemed to beneficially own as settlor of the SMT Gift Trust, (iii) 31,420 shares of Educate Common Stock that Mr. Taslitz may be deemed to beneficially own as trustee of the 1998 Becker Family Trust, (iv) 31,420 shares of Educate Common Stock that Mr. Taslitz may be deemed to beneficially own as trustee of The Zenith Trust, and (v) 1,000 shares of Educate Common Stock that Mr. Taslitz may be deemed to beneficially own as settlor of the Diane Taslitz Trust.  Mr. Taslitz expressly disclaims any and all beneficial ownership of such shares.

**                                  Based on 42,975,148 outstanding shares of Educate Common Stock as of July 31, 2006 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the SEC on August 9, 2006).

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eric D. Becker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,966

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,966

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,966*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) **

14.	Type of Reporting Person (See Instructions) IN

*                                         Includes 14,966 shares of Educate Common Stock that Mr. E. Becker may be deemed to beneficially own as settlor of the EDB Trust.  Mr. E. Becker expressly disclaims any and all beneficial ownership of such shares.

**                                  Represents beneficial ownership of less than one-tenth of one percent.

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Merrick M. Elfman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,256

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,256

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,256*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) **

14.	Type of Reporting Person (See Instructions) IN

*                                         Includes 20,256 shares of Educate Common Stock that Mr. Elfman may be deemed to beneficially own due to his spouse’s position as Co-Trustee of the Merrick Elfman Gift Trust.  Mr. Elfman expressly disclaims any and all beneficial ownership of such shares.

**                                  Represents beneficial ownership of less than one-tenth of one percent.

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sterling Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sterling Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sterling Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sterling Capital Partners II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citigroup Capital Partners II 2006 Citigroup Investment, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citigroup Capital Partners II Employee Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citigroup Capital Partners II Onshore, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citigroup Capital Partners II Cayman Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citigroup Private Equity LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citigroup Alternative Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citigroup Investments Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citigroup Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,065,794*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,065,794*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,065,794*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.5%**

14.	Type of Reporting Person (See Instructions) HC

*              Includes (i) 1,064,024 shares of common stock directly beneficially owned by SSB Capital Partners (Master Fund) I, LP, a wholly-owned subsidiary of Citigroup Inc. and (ii) 1,770 shares of common stock directly beneficially owned by certain other subsidiaries of Citigroup Inc.

**           Based on 42,975,148 outstanding shares of Educate Common Stock as of July 31, 2006 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the SEC on August 9, 2006).

Item 1.                    Security and Issuer

The class of securities to which this statement on Schedule 13D relates is common stock, par value $0.01 per share (the “Educate Common Stock”), of Educate, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 1001 Fleet Street, Baltimore, Maryland  21202.

Item 2.                    Identity and Background

This statement on Schedule 13D is being filed jointly on behalf of Rudolf Christopher Hoehn-Saric, Peter J. Cohen, Christopher Paucek, Steven M. Taslitz, Eric D. Becker, Merrick M. Elfman (collectively with Messrs. Hoehn-Saric, Cohen, Paucek, Taslitz and Becker, the “Reporting Individuals”), Sterling Capital Partners, L.P., SC Partners, L.P., Sterling Capital Partners, LLC, Sterling Capital Partners II, L.P., SC Partners II, L.P., Sterling Capital Partners II, LLC, Citigroup Capital Partners II 2006 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P, Citigroup Private Equity LP, Citigroup Alternative Investments LLC, Citigroup Investments Inc. and Citigroup Inc. (collectively, the “Reporting Entities” and, together with the Reporting Individuals, the “Reporting Persons”).  A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01.  As a result of the existing relationships described under this Item 1 and the matters described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.

The identity and background for each Reporting Individual is set forth below:

Name:	Rudolf Christopher Hoehn-Saric
Business Address:	c/o Educate, Inc.
1001 Fleet Street, Baltimore, Maryland 21202
Principal Occupation:	Chairman and Chief Executive Officer of the Issuer, a provider of tutoring and other supplemental education services
Citizenship:	U.S.A.

Name:	Peter J. Cohen
Business Address:	c/o Educate, Inc.
1001 Fleet Street, Baltimore, Maryland 21202
Principal Occupation:	President, Chief Operating Officer, President (acting) Learning Center segment of the Issuer
Citizenship:	U.S.A.

Name:	Christopher Paucek
Business Address:	c/o Educate, Inc.
1001 Fleet Street, Baltimore, Maryland 21202
Principal Occupation:	President, Educate Products of the Issuer
Citizenship:	U.S.A.

Name:	Steven M. Taslitz
Business Address:	c/o Fund Management Services, LLC
1033 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062
Principal Occupation:	Managing Director of Fund Management Services, LLC, a provider of investment management services
Citizenship:	U.S.A.

Name:	Eric D. Becker
Business Address:	c/o Fund Management Services, LLC
6225 Smith Avenue, Suite 210, Baltimore, Maryland 21209
Principal Occupation:	Managing Director of Fund Management Services, LLC, a provider of investment management services
Citizenship:	U.S.A.

Name:	Merrick M. Elfman
Business Address:	c/o Fund Management Services, LLC
1033 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062
Principal Occupation:	Managing Director of Fund Management Services, LLC, a provider of investment management services
Citizenship:	U.S.A.

During the last five years, none of the Reporting Individuals (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Sterling Capital Partners, L.P. is a Delaware limited partnership that (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity securities.  SC Partners, L.P., a Delaware limited partnership, is the sole general partner of Sterling Capital Partners, L.P.  Sterling Capital Partners, LLC, a Delaware limited liability company, is the sole general partner of SC Partners, L.P.  Sterling Capital Partners II, L.P. is a Delaware limited partnership that (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity securities.  SC

Partners II, L.P., a Delaware limited partnership, is the sole general partner of Sterling Capital Partners II, L.P.  Sterling Capital Partners II, LLC, a Delaware limited liability company, is the sole general partner of SC Partners II, L.P.  The principal address of each Reporting Entity is c/o Fund Management Services, LLC, 1033 Skokie Boulevard, Suite 600, Northbrook, Illinois  60062.

Each of Citigroup Capital Partners II 2006 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P. and Citigroup Capital Partners II Onshore, L.P. is a Delaware limited partnership that (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt, derivative and other securities and assets.

Citigroup Capital Partners II Cayman Holdings, L.P. is a Cayman Islands limited partnership that (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt, derivative and other securities and assets.

Citigroup Private Equity LP, a Delaware limited partnership, is the sole general partner of each of Citigroup Capital Partners II 2006 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P.  Citigroup Private Equity LP (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt, derivative and other securities and assets.

Citigroup Alternative Investments LLC, a Delaware limited liability company, is the sole general partner of Citigroup Private Equity LP.  Citigroup Alternative Investments LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, principally engaged in investment management.

Citigroup Investments Inc., a Delaware corporation, is the owner of all the membership interests of Citigroup Alternative Investments LLC.  Citigroup Investments Inc. is a holding company principally engaged, through its subsidiaries, in financial management and other related services.

Citigroup Inc., a Delaware corporation, is the owner of all of the outstanding common stock of Citigroup Investments Inc.  Citigroup Inc. is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

The principal address of each of Citigroup Capital Partners II 2006 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P, Citigroup Private Equity LP, Citigroup Alternative Investments LLC and Citigroup Investments Inc. is 731 Lexington Avenue, 23rd Floor, New York, New York 10022.  The principal address of Citigroup Inc. is 399 Park Avenue, New York, New York 10022. Attached as Schedule I is information concerning each executive officer and director of Citigroup Inc.

Other than as described in Schedule II, during the last five years, none of the Reporting Entities (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Item 2 is qualified in its entirety by reference to Schedule I and Schedule II, which are attached hereto and incorporated into this Item by reference.

Item 3.                    Source and Amount of Funds or Other Consideration

The shares of Educate Common Stock that each of Messrs. Hoehn-Saric, Cohen and Paucek beneficially owns were acquired through each of such person’s service as an officer or director of the Issuer or through purchases in private transactions using personal funds.  The shares of Educate Common Stock that each of Messrs. Taslitz, Becker and Elfman beneficially owns were acquired through purchases in private transactions using personal funds.

With respect to the proposed transaction described in Item 4 (which Item 4 is incorporated herein by reference), the Reporting Persons estimate that the amount of funds necessary to consummate the transaction would be approximately $344 million, consisting of equity rolled-over in the acquisition by the Reporting Persons, new equity financing provided by large financial investors and debt incurred in connection with the transaction as further described in Item 4, the Proposal Letter and the Indications of Interest (each as defined in Item 4).  Mr. Hoehn-Saric also expects to provide other members of the Issuer’s senior management team with the opportunity to roll-over their equity in the acquisition.

The information set forth in response to this Item 3 is qualified in its entirety by reference to the Proposal Letter and the Indications of Interest, which are incorporated herein by reference.

Item 4.                    Purpose of Transaction

As set forth in a letter dated September 21, 2006 (the “Proposal Letter”), Mr. Hoehn-Saric, on behalf of himself, Messrs. Cohen and Paucek, and Sterling Capital Partners, L.P., Sterling Capital Partners II, L.P. and certain limited partners and co-investors of Sterling Capital Partners, including Citigroup Capital Partners II 2006 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P, has submitted to the Issuer’s Board of Directors (the “Board of Directors”) a proposal to acquire all of the outstanding Educate Common Stock (the “Proposal”), except for certain shares of Educate Common Stock held by Mr. Hoehn-Saric and certain other persons expected to be rolled-over in the acquisition.  A copy of the Proposal Letter is being filed herewith as Exhibit 7.02.

The Proposal contemplates that the transaction would be effected through a merger of a new acquisition corporation to be formed (“Acquisition Corp.”) with and into the Issuer.  Mr. Hoehn-Saric anticipates that in connection with the acquisition he will roll-over all of his Educate Common Stock.  The Educate Common Stock of Mr. Hoehn-Saric and certain other persons that would be rolled-over in the acquisition would be contributed to a parent entity of Acquisition Corp. prior to the merger in exchange for equity interests in such parent entity.  The options to purchase Educate Common Stock of Mr. Hoehn-Saric and certain other persons would either remain in place or be cashed out, with the proceeds of such cash-out, net of any amounts required to pay taxes, reinvested in such parent entity.  All other outstanding shares of Educate Common Stock would be converted into the right to receive a cash payment equal to $8.00 per share (the “Offer Price”), and all of the other options to purchase Educate Common Stock would be cashed out based on the same per-share consideration.  If such merger is consummated, the Educate Common Stock will no longer be traded on the NASDAQ Global Select Market and the registration of the Educate Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended, will be terminated.

Equity financing for the Proposal of up to $265 million is expected to be provided by large financial investors, including Sterling Capital Partners, L.P., Sterling Capital Partners II, L.P. and Citigroup Capital Partners II 2006 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P. and Citigroup Capital Partners II Cayman Holdings, L.P.  Letters from Sterling Capital Partners, L.P. and Sterling Capital Partners II, L.P., and from Citigroup Private Equity (investment adviser to Citigroup Capital Partners II 2006 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P. and Citigroup Capital Partners II Cayman Holdings, L.P.), indicating those parties’ interest in participating in the Proposal as equity investors, were provided to Mr. Hoehn-Saric on September 21, 2006 (together, the “Indications of Interest”).  Copies of the Indications of Interest were furnished to the Board of Directors in connection with the Proposal and are being filed herewith as Exhibits 7.03 and 7.04. Mr. Hoehn-Saric has also received term sheets from prospective lenders, indicating their willingness to underwrite the debt necessary to complete the transactions contemplated by the Proposal.

The Reporting Persons expect that executed debt and equity commitment letters will be delivered from financing sources prior to the execution of definitive agreements related to the proposed merger.

The foregoing is a summary of the Proposal and should not be construed as an offer to purchase shares of Educate Common Stock.  A proxy statement will be distributed to stockholders of the Issuer if and when definitive documentation is entered into by the Issuer and all other appropriate parties.  Stockholders should read the Issuer’s proxy statement and other relevant documents regarding the Proposal filed with the SEC when they become available because they will contain important information relevant to the decision to approve the proposed merger.  Stockholders will be able to receive these documents (when they become available), as well as other documents filed by the Reporting Persons or their respective affiliates with respect to the Proposal and the proposed merger, free of charge at the SEC’s web site www.sec.gov.

Except as otherwise provided herein in connection with the Proposal, the Reporting Persons currently have no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.  Although no Reporting Person has any specific plan or proposal to purchase or sell shares of Educate Common Stock, depending on various factors, including, without limitation, the Issuer’s financial position and business strategy, price levels of shares of Common Stock, conditions in the securities market and general economic and industry conditions, each of the Reporting Persons may, acting either jointly or independently with respect to any other Reporting Person, take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Educate Common Stock or selling some or all of its shares of Common Stock or engaging in any hedging or similar transactions with respect to Common Stock in the ordinary course of its business.  If the Proposal is not consummated for any reason, the Reporting Persons intend to review continuously the Issuer’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase their respective ownership of Educate Common Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the other events set forth in Items 4(a) through (j) of Schedule 13D, including consummate a merger or other extraordinary transaction involving the Issuer, change the present board of directors of the Issuer, change the present capitalization or dividend policy of the Issuer, delist the Issuer's securities from the NASDAQ Global Select Market, and cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

No guarantees can be given that the proposed merger will be consummated. No binding obligation on the part of the Issuer or any of the Reporting Persons shall arise with respect to the proposed merger unless and until mutually acceptable definitive documentation has been executed and delivered.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal Letter and the Indications of Interest, which are incorporated herein by reference.

Item 5.                    Interest in Securities of the Issuer

(a)-(b)               As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  As a member of a group, each Reporting Person may be deemed to beneficially own all of the Educate Common Stock beneficially owned by the members of the group as a whole.  The Reporting Persons beneficially own in the aggregate 3,732,412 shares of Educate Common Stock, which represent approximately 8.7% of the class (based on outstanding shares of Educate Common Stock as of July 31, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the SEC on August 9, 2006).  Each of the Reporting Persons expressly disclaims beneficial ownership of such shares held by any other Reporting Person.

Such shares of Educate Common Stock are beneficially owned by the Reporting Persons as follows:

	Aggregate Number Beneficially Owned		Percentage of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote		Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition

R. Christopher Hoehn-Saric	2,124,366	(2)(3)	4.9%	1,900,000	224,366	(4)	1,900,000	167,520	(4)
Peter J. Cohen	381,333	(5)	0.9%	381,333	0		381,333	0
Christopher Paucek	24,688	(6)	*(7)	24,688	0		24,688	0
Steven M. Taslitz	157,855	(8)	0.4%	0	157,855	(9)	0	157,855	(9)
Eric D. Becker	14,966	(10)	*(7)	0	14,966	(11)	0	14.966	(11)
Merrick M. Elfman	20,256	(12)	*(7)	0	20,256	(13)	0	20,256	(13)
Sterling Capital Partners, L.P.	0		0	0	0		0	0
SC Partners, L.P.	0		0	0	0		0	0
Sterling Capital Partners, LLC	0		0	0	0		0	0
Sterling Capital Partners II, L.P.	0		0	0	0		0	0
SC Partners II, L.P.	0		0	0	0		0	0
Sterling Capital Partners, LLC	0		0	0	0		0	0
Sterling Capital Partners, LLC	0		0	0	0		0	0
Citigroup Capital Partners II 2006 Citigroup Investment, L.P.	0		0	0	0		0	0
Citigroup Capital Partners II Employee Master Fund, L.P.	0		0	0	0		0	0
Citigroup Capital Partners II Onshore, L.P.	0		0	0	0		0	0
Citigroup Capital Partners II Cayman Holdings, L.P.	0		0	0	0		0	0
Citigroup Private Equity LP	0		0	0	0		0	0
Citigroup Alternative Investments LLC	0		0	0	0		0	0
Citigroup Investments Inc.	0		0	0	0		0	0
Citigroup Inc.	1,065,794	(14)	2.5%	0	1,065,794	(14)	0	1,065,794	(14)

(1)                                  Based on 42,975,148 outstanding shares of Educate Common Stock as of July 31, 2006 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the SEC on August 9, 2006).

(2)                                  Includes (i) 41,880 shares of Educate Common Stock that Mr. Hoehn-Saric may be deemed to beneficially own as settlor of the CHS Trust; (ii) 125,640 shares of Educate Common Stock that Mr. Hoehn-Saric may be deemed to beneficially own as settlor of the RCHS Irrevocable Grantor Retained Annuity Trust #9 ; (iii) 41,880 shares of Educate Common Stock that Mr. Hoehn-Saric may be deemed to beneficially own as a result of his voting control of the shares of SMT Trust; and (iv) 14,966 shares of Educate Common Stock that Mr. Hoehn-Saric may be deemed to beneficially own as a result of his voting control of the shares of the EDB Trust.  Mr. Hoehn-Saric expressly disclaims any and all beneficial ownership of any shares of Educate Common Stock held by such trusts.

(3)                                  Includes 1,380,000 shares of Educate Common Stock that may be acquired upon exercise of currently exercisable options.

(4)                                  Marianne Schmitt Hellauer, the trustee of the CHS Trust and the RCHS Trust #9, has voting and dispositive power over the shares of Educate Common Stock held by such trusts.  Marianne Schmitt Hellauer is a partner at the law firm of DLA Piper US LLP, 6225 Smith Avenue, Baltimore, MD 21209-3600 and a citizen of the U.S.A.  To the knowledge of Mr. Hoehn-Saric, during the last five years, Marianne Schmitt Hellauer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(5)                                  Includes 353,333 shares of Educate Common Stock that may be acquired upon exercise of currently exercisable options and options that will become exercisable within 60 days of September 29, 2006.

(6)                                  Includes 24,688 shares of Educate Common Stock that may be acquired upon exercise of currently exercisable options and options that will become exercisable within 60 days of September 29, 2006.

(7)                                  Represents beneficial ownership of less than one tenth of one percent.

(8)                                  Includes (i) 41,880 shares of Educate Common Stock that Mr. Taslitz may be deemed to beneficially own due to his spouse’s position as Co-Trustee of the SMT Trust, (ii) 52,135 shares of Educate Common Stock that Mr. Taslitz may be deemed to beneficially own as settlor of the SMT Gift Trust, (iii) 31,420 shares of Educate Common Stock that Mr. Taslitz may be deemed to beneficially own as Trustee of the 1998 Becker Family Trust, (iv) 31,420 shares of Educate Common Stock that Mr. Taslitz may be deemed to beneficially own as Trustee of The Zenith Trust, and (v) 1,000 shares of Educate Common Stock that Mr. Taslitz may be deemed to beneficially own as settlor of the Diane Taslitz Trust.  Mr. Taslitz expressly disclaims any and all beneficial ownership of such shares.

(9)                                  Marianne Schmitt Hellauer, the trustee of the SMT Trust, has voting and dispositive power over the shares of Educate Common Stock held by such trusts.  See Note 4 above.

Kathy Jo Taslitz, Mr. Taslitz’s spouse and co-trustee of the SMT Gift Trust, has voting and dispositive power over the shares of Educate Common Stock held by such trust.  Kathy Jo Taslitz, c/o Fund Management Services, LLC, 1033 Skokie Boulevard, Suite 600, Northbrook, Illinois  60062, is a citizen of the U.S.A.  To the knowledge of Mr. Taslitz, during the last five years, Kathy Jo Taslitz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Jeffery Perelman, co-trustee of the SMT Gift Trust, has voting and dispositive power over the shares of Educate Common Stock held by such trust.  Jeffery Perelman is an investment manager with Fund Management Services, LLC, 1033 Skokie Boulevard, Suite 600, Northbrook, Illinois  60062 and a citizen of the U.S.A.  To the knowledge of Mr. Taslitz, during the last five years, Jeffery Perelman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(10)                            Includes 14,966 shares of Educate Common Stock that Mr. E. Becker may be deemed to beneficially own as settlor of the EDB Trust.  Mr. E. Becker expressly disclaims any and all beneficial ownership of such shares.

(11)                            Marianne Schmitt Hellauer, the trustee of the EDB Trust has voting and dispositive power over the shares of Educate Common Stock held by such trust.   See Note 4 above.

(12)                            Includes 20,256 shares of Educate Common Stock that Mr. Elfman may be deemed to beneficially own due to his spouse’s position as Co-Trustee of the Merrick Elfman Gift Trust.  Mr. Elfman expressly disclaims any and all beneficial ownership of such shares.

(13)                            Therese L. Wareham, Mr. Elfman’s spouse and co-trustee of the Merrick Elfman Gift Trust, has voting and dispositive power over the shares of Educate Common Stock held by such trust.  Therese L. Wareham is a Principal at Kaufman Hall & Associates, Inc., 5202 Old Orchard Road, Suite N700, Skokie, Illinois 60077, and is a citizen of the U.S.A.  To the knowledge of Mr. Elfman, during the last five years, Therese L. Wareham has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mary L. Gallagher, co-trustee of the Merrick Elfman Gift Trust, has voting and dispositive power over the shares of Educate Common Stock held by such trust.  Mary L. Gallagher, resides at 60 Country Road, Shavertown, PA 18708, and is a citizen of the U.S.A.  To the knowledge of Mr. Elfman, during the last five years, Mary L. Gallagher has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(14)                            Includes (i) 1,064,024 shares of common stock directly beneficially owned by SSB Capital Partners (Master Fund) I, LP, a wholly-owned subsidiary of Citigroup Inc. and (ii) 1,770 shares of common stock directly beneficially owned by certain other subsidiaries of Citigroup Inc.

(c)           Citigroup Inc. is obtaining additional information relating to transactions in Educate Common Stock that were effected during the past 60 days.  This Statement on Schedule 13D will be amended promptly after such information is obtained.

(d)                                 Messrs. Hoehn-Saric, Taslitz, E. Becker and Douglas Becker, and Sterling Partners I, L.L.C. entered into an Agreement of Limited Partnership (the “Partnership Agreement”) of Sterling

Partners I, L.P. (the “Partnership”) on January 20, 1999.  The Partnership Agreement converted a general partnership among the Reporting Persons that was effective as of January 1, 1994 into a limited partnership.   The intent of the Partnership Agreement is that the Reporting Persons share equally, on an after-tax basis, in the aggregate of certain amounts received by the Reporting Persons in connection with services rendered by them to certain entities, including the Issuer.  The Partnership Agreement provides, in certain circumstances, and subject to contractual restrictions, that securities received by a Reporting Person in connection with services rendered shall be assigned or transferred to the Partnership or the other Reporting Persons pro rata as soon as practicable after such assignment or transfer is permitted by contract and applicable law.  The Partnership Agreement further provides that if such securities or other property are not transferable or assignable, the rights to receive the net proceeds of such property upon disposition shall be so transferred or assigned.  Prior to any such transfer or assignment to the Partnership or Reporting Persons, each Reporting Person shall have the right to vote and dispose of any such securities.  Notwithstanding the terms of the Partnership Agreement, the parties thereto have agreed that, as a result of an agreement between Mr. D. Becker and the majority stockholder of the Issuer, Mr. D. Becker will not participate in such sharing arrangement with respect to securities of, and proceeds received from, the Issuer.

As a result, each of Messrs. Hoehn-Saric, Taslitz and E. Becker would be entitled under the Partnership Agreement to receive an equal share of, on an after tax basis, any dividends on, or the proceeds from the sale of, the shares of Educate Common Stock underlying the options to purchase 1,380,000 shares of Educate Common Stock held by Mr. Hoehn-Saric.  Under the Partnership Agreement, Mr. Hoehn-Saric currently has the right to exercise the options to purchase shares of Educate Common Stock held by him and to vote and dispose of the shares acquired upon such exercise.

The other shares of Educate Common Stock currently held by the Reporting Persons are not subject to such sharing arrangement.

(e)           Not applicable.

Item 6.                                                             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 3, 4 and 5(d) of this statement on Schedule 13D are incorporated herein by reference.

Effective June 30, 2003, the Issuer entered into an employment agreement with Mr. Hoehn-Saric (the “Employment Agreement”), a copy of which is included as Exhibit 7.05 hereto.  The Employment Agreement is for a term of 3 years, subject to automatic one-year extensions, and provides for salary, benefits and bonuses determined at the discretion of the Board of Directors.  The Employment Agreement also provides that Mr. Hoehn-Saric is eligible to participate in any long term incentive, equity or other non-qualified deferred compensation plan adopted by the Issuer.

Pursuant to the terms of the Employment Agreement, Mr. Hoehn-Saric was granted options to purchase 1,380,000 shares of Educate Common Stock pursuant to the 2003 Omnibus Stock Incentive Plan, as amended May 13, 2004, of the Issuer, with a per share exercise price equal to

$3.71.  All of the options granted pursuant to the Employment Agreement have vested and are currently exercisable.

Pursuant to the terms of an employee option grant agreement, on July 1, 2003, Mr. Cohen was granted options to purchase 424,000 shares of Educate Common Stock pursuant to the 2003 Omnibus Stock Incentive Plan, as amended May 13, 2004, of the Issuer, with a per share exercise price equal to $3.71.  Of those options, options to purchase 353,333 shares of Educate Common Stock have vested and are currently exercisable or will vest and become exercisable within 60 days of September 29, 2006.

Pursuant to the terms of an employee option grant agreement, a form of which is included as Exhibit 7.8 hereto, on September 17, 2004, Mr. Paucek was granted options to purchase 15,000 shares of Educate Common Stock pursuant to the 2004 Omnibus Stock Incentive Plan of the Issuer, with a per share exercise price equal to $11.00.   Of those options, options to purchase 7,813 shares of Educate Common Stock have vested and are currently exercisable or will vest and become exercisable within 60 days of September 29, 2006.

Pursuant to the terms of an employee option grant agreement, a form of which is included as Exhibit 7.8 hereto, on April 10, 2006, Mr. Paucek was granted options to purchase 135,000 shares of Educate Common Stock pursuant to the 2004 Omnibus Stock Incentive Plan of the Issuer, with a per share exercise price of $8.21.  Of those options, options to purchase 16,875 shares of Educate Common Stock have vested and are currently exercisable or will vest and become exercisable within 60 days of September 29, 2006.

Item 7.                    Material to Be Filed as Exhibits

Exhibit 7.01.	Joint Filing Agreement by and among the Reporting Persons dated as of September 29, 2006.

Exhibit 7.02.	Proposal Letter from Mr. R. Christopher Hoehn-Saric to the Board of Directors of Educate, Inc., dated September 21, 2006

Exhibit 7.03.	Indication of Interest Letter from Sterling Capital Partners, L.P. and Sterling Capital Partners II, L.P., to Mr. R. Christopher Hoehn-Saric dated September 21, 2006.

Exhibit 7.04.

Indication of Interest Letter from Citigroup Private Equity (investment adviser to Citigroup Capital Partners II 2006 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P. and Citigroup Capital Partners II Cayman Holdings, L.P.) to Sterling Capital Partners dated September 21, 2006.

Exhibit 7.05.	Employment Agreement of Christopher Hoehn-Saric, dated June 30, 2003. (1)

Exhibit 7.06.	Educate, Inc. 2003 Omnibus Stock Incentive Plan. (1)

Exhibit 7.07.	Educate, Inc. 2004 Omnibus Stock Incentive Plan. (2)

Exhibit 7.08.	Form of Employee Option Grant Agreement. (3)

(1)	Incorporated by reference to the Issuer’s Registration Statement on Form S-1 (File No. 333-115496).
(2)	Incorporated by reference to the Issuer’s Registration Statement on Form S-8 (File No. 333-121244).
(3)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed on September 30, 2004.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2006

/s/ Rudolf Christopher Hoehn-Saric
Rudolf Christopher Hoehn-Saric

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2006

/s/ Peter J. Cohen
Peter J. Cohen

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2006

/s/ Christopher Paucek
Christopher Paucek

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2006

/s/ Steven M. Taslitz
Steven M. Taslitz

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2006

/s/ Eric D. Becker
Eric D. Becker

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2006

/s/ Merrick M. Elfman
Merrick M. Elfman

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2006

Sterling Capital Partners, L.P.
By: SC Partners, L.P., its general partner
By: Sterling Capital Partners, LLC, its general partner

By:	/s/ Merrick M. Elfman
Name:	Merrick M. Elfman
Title	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2006

SC Partners, L.P.
By: Sterling Capital Partners, LLC, its general partner

By:	/s/ Merrick M. Elfman
Name:	Merrick M. Elfman
Title	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2006

Sterling Capital Partners, LLC

By:	/s/ Merrick M. Elfman
Name:	Merrick M. Elfman
Title	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2006

Sterling Capital Partners II, L.P.
By: SC Partners II, L.P., its general
partner
By: Sterling Capital Partners II, LLC, its general partner

By:	/s/ Merrick M. Elfman
Name:	Merrick M. Elfman
Title	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2006

SC Partners II, L.P.
By: Sterling Capital Partners II, LLC, its general partner

By:	/s/ Merrick M. Elfman
Name:	Merrick M. Elfman
Title	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2006

Sterling Capital Partners II, LLC

By:	/s/ Merrick M. Elfman
Name:	Merrick M. Elfman
Title	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 2, 2006

Citigroup Capital Partners II 2006 Citigroup Investment, L.P.
	By:	Citigroup Private Equity LP, its general partner
	By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 2, 2006

Citigroup Capital Partners II Employee Master Fund, L.P.
	By:	Citigroup Private Equity LP, its general partner
	By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 2, 2006

Citigroup Capital Partners II Onshore, L.P.
	By:	Citigroup Private Equity LP, its general partner
	By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 2, 2006

Citigroup Capital Partners II Cayman Holdings, L.P.
	By:	Citigroup Private Equity LP, its general partner
	By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 2, 2006

Citigroup Private Equity LP
	By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 2, 2006

Citigroup Alternative Investments LLC

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 2, 2006

Citigroup Investments Inc.

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 2, 2006

Citigroup Inc.

By:	/s/ Ali L. Karshan
Name:	Ali L. Karshan
Title:	Assistant Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that the undersigned does hereby make, constitute and appoint each of Thomas D. Wippman, Herbert S. Wander, Saul E. Rudo, Jeffrey R. Patt and Mark D. Wood, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the undersigned is acting individually or as representative of others, any and all filings required to be made by the undersigned under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the undersigned under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the undersigned.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of October 2, 2006.

/s/ Rudolf Christopher Hoehn-Saric
Rudolf Christopher Hoehn-Saric

CITIGROUP INVESTMENTS INC.

Action by Written Consent of the
Board of Directors Pursuant to Section 14(F)
of the Delaware General Corporation Law

The undersigned, being all of the members of the Board of Directors of Citigroup Investments Inc., a Delaware corporation (the “Corporation”), do hereby consent to the adoption of the following resolutions:

WHEREAS, Ahmed Fahour, Bruce Zimmerman, Andrew Feldman, Irwin Ettinger, Marc P. Weil and Joseph E. Rueli have resigned from their respective positions with the Corporation, and

WHEREAS, the Directors deem it to be in the best interest of the Corporation to appoint new officers as a result of these departures, be it

RESOLVED, that the following individuals be, and hereby are, appointed to the offices designated opposite their names:

Michael A. Carpenter	Chairman & Chief Executive Officer
Millie Kim	Executive Vice President, Secretary & General Counsel
William A. Arnold	Treasurer & Chief Financial Officer
Robert A. Case	Executive Vice President & Chief Administrative Officer

FURTHER RESOLVED, any and all actions taken by Michael A. Carpenter on behalf of the Corporation, in reliance upon his appointment as Chairman & Chief Executive Officer, be, and hereby are, ratified, approved and confirmed.

IN WITNESS WHEREOF, the undersigned have executed this consent as of the 29th day of November, 2005.

/s/ Robert A. Case	/s/William A. Arnold
Robert A. Case	William A. Arnold

CERTIFICATE OF AUTHORITY TO SIGN

TO THE CORPORATE SECRETARY:

I hereby confirm the following officer appointments for Citigroup Inc. within my area of supervision as of April 18, 2006:

Ali Karshan	Assistant Secretary
Serena D. Moe	Assistant Secretary

Approved:

/s/ Martin J. Wong	April 10, 2006
Martin J. Wong	Date
Head of Global Compliance

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that the undersigned does hereby make, constitute and appoint each of Thomas D. Wippman, Herbert S. Wander, Saul E. Rudo, Jeffrey R. Patt and Mark D. Wood, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the undersigned is acting individually or as representative of others, any and all filings required to be made by the undersigned under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the undersigned under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the undersigned.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of October 2, 2006.

/s/ Peter J. Cohen
Peter J. Cohen

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that the undersigned does hereby make, constitute and appoint each of Thomas D. Wippman, Herbert S. Wander, Saul E. Rudo, Jeffrey R. Patt and Mark D. Wood, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the undersigned is acting individually or as representative of others, any and all filings required to be made by the undersigned under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the undersigned under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the undersigned.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of October 2, 2006.

/s/ Christopher Paucek
Christopher Paucek

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that the undersigned does hereby make, constitute and appoint each of Rudolf Christopher Hoehn-Saric, Thomas D. Wippman, Herbert S. Wander, Saul E. Rudo, Jeffrey R. Patt and Mark D. Wood, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the undersigned is acting individually or as representative of others, any and all filings required to be made by the undersigned under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the undersigned under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the undersigned.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of October 2, 2006.

/s/ Steven M. Taslitz
Steven M. Taslitz

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that the undersigned does hereby make, constitute and appoint each of Rudolf Christopher Hoehn-Saric, Thomas D. Wippman, Herbert S. Wander, Saul E. Rudo, Jeffrey R. Patt and Mark D. Wood, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the undersigned is acting individually or as representative of others, any and all filings required to be made by the undersigned under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the undersigned under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the undersigned.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of October 2, 2006.

/s/ Eric D. Becker
Eric D. Becker

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that the undersigned does hereby make, constitute and appoint each of Rudolf Christopher Hoehn-Saric, Thomas D. Wippman, Herbert S. Wander, Saul E. Rudo, Jeffrey R. Patt and Mark D. Wood, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the undersigned is acting individually or as representative of others, any and all filings required to be made by the undersigned under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the undersigned under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the undersigned.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of October 2, 2006.

/s/ Merrick M. Elfman
Merrick M. Elfman

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF CITIGROUP INC.

Set forth below are the names, titles, business addresses, principal occupations and citizenships of the Executive Officers and Directors of Citigroup Inc.

NAME, TITLE AND CITIZENSHIP	PRINCIPAL OCCUPATION AND BUSINESS ADDRESS

C. Michael Armstrong Director United States	Chairman, Board of Trustees Johns Hopkins Medicine Health System Corporation and Hospital 1683 Galleon Drive Naples, FL 34102

Alain J. P. Belda Director Brazil and Spain	Chairman and Chief Executive Officer Alcoa Inc. 390 Park Avenue New York, NY 10022

George David Director United States	Chairman and Chief Executive Officer United Technologies Corporation One Financial Plaza Hartford, CT 06101

Kenneth T. Derr Director United States	Chairman, Retired Chevron Corporation 345 California Street San Francisco, CA 94104

John M. Deutch Director United States	Institute Professor Massachusetts Institute of Technology 77 Massachusetts Avenue Cambridge, MA 02139

The Honorable Gerald R. Ford Honorary Director United States	Former President of the United States of America 40365 Sand Dune Road Rancho Mirage, CA 92270

Roberto Hernandez Ramirez Director Mexico	Chairman of the Board Banco Nacional de Mexico Actuario Roberto Medellin No. 800 Col. Santa Fe, 01210 Mexico City, Mexico

Ann Dibble Jordan Director United States	Consultant 2940 Benton Place, NW Washington, DC 20008-2718

Dr. Klaus Kleinfeld Director Germany	President and Chief Executive Officer Siemens AG Wittesbacherplatz 2 D-80333 Munich, Germany

Andrew N. Liveris Director Australia	Chairman and Chief Executive Officer The Dow Chemical Company 2030 Dow Center Midland, MI 48674

Dudley C. Mecum Director United States	Managing Director Capricorn Holdings, LLC 30 East Elm Street Greenwich, CT 06830

Anne M. Mulcahy Director United States	Chairman and Chief Executive Officer Xerox Corporation 800 Long Ridge Road Stamford, CT 06904

Richard D. Parsons Director United States	Chairman and Chief Executive Officer Time Warner Inc. One Time Warner Center New York, NY 10019

Charles Prince Director and Executive Officer United States	Chairman and Chief Executive Officer Citigroup Inc. 399 Park Avenue New York, NY 10043

Dr. Judith Rodin Director United States	President The Rockefeller Foundation 420 Fifth Avenue New York, NY 10018

Robert E. Rubin Director and Executive Officer United States	Chairman of the Executive Committee and Member of the Office of the Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043

Franklin A. Thomas Director United States	Consultant The Study Group 380 Lexington Avenue New York, NY 10168

Ajay Banga Executive Officer India	Chairman and Chief Executive Officer Global Consumer Group-International Citigroup Inc. 399 Park Avenue New York, NY 10043

Sir Winfried F. W. Bischoff Executive Officer United Kingdom and Germany	Chairman Citigroup Europe 33 Canada Square Canary Wharf London E14 5LB United Kingdom

David C. Bushnell Executive Officer United States	Senior Risk Officer Citigroup Inc. 399 Park Avenue New York, NY 10043

Robert Druskin Executive Officer United States	President and Chief Executive Officer Citigroup Corporate & Investment Banking 388 Greenwich Street New York, NY 10013

Steven J. Freiberg Executive Officer United States	Chairman and Chief Executive Officer Global Consumer Group-North America Citigroup Inc. 399 Park Avenue New York, NY 10043

John C. Gerspach Executive Officer United States	Controller and Chief Accounting Officer Citigroup Inc. 399 Park Avenue New York, NY 10043

Michael S. Helfer Executive Officer United States	General Counsel and Corporate Secretary Citigroup Inc. 399 Park Avenue New York, NY 10043

Lewis B. Kaden Executive Officer United States	Vice Chairman and Chief Administrative Officer Citigroup Inc. 399 Park Avenue New York, NY 10043

Sallie L. Krawcheck Executive Officer United States	Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10043

Manuel Medina-Mora Executive Officer Mexico	Chairman and Chief Executive Officer Latin America and Mexico Act. Roberto Medellin 800 Edifico Sur. 5 piso Col. Sta Fe/C.P. 01210 Mexico, D.F.

William R. Rhodes Executive Officer United States	Senior Vice Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043

Todd S. Thomson Executive Officer United States	Chairman and Chief Executive Officer Global Wealth Management Group 787 7th Avenue New York, NY 10019

Stephen R. Volk Executive Officer United States	Vice Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043

Schedule II

On November 19, 2001, the SEC instituted public cease-and-desist proceedings against The State Bank of India ("SBI") and Citibank, N.A ("Citibank"), a subsidiary of Citigroup Inc. (“Citigroup”), related to an unregistered offering of securities in the United States by SBI and Citibank. Citibank was found to have violated Sections 5(a) and (c) of the Securities Act of 1933 ("Securities Act"), by offering and selling securities and was ordered to cease and desist, pursuant to Section 8A of the Securities Act, from committing or causing any violation and any future violation of Sections 5(a) and (c) of the Securities Act.

On December 3, 2002, Salomon Smith Barney Inc. ("Salomon Smith Barney"), now named CGMI, a subsidiary of Citigroup, was one of eight respondents to settle SEC, NYSE, and NASD charges of violations of the record-keeping requirements of Section 17(a) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 17a-4 thereunder during the period from 1999 to at least 2001. The SEC order found that, during all or part of the relevant period, each Respondent failed to preserve for three years, and/or to preserve in an accessible place for two years, electronic mail communications (including inter-office memoranda and communications) received and sent by its agents and employees that related to its business as a member of an exchange, broker or dealer. The SEC order also found that each of the respondents lacked adequate systems or procedures for the preservation of electronic mail communications. The SEC order required the respondents to cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Exchange Act and Rule 17a-4 promulgated thereunder. Respondents were censured pursuant to Section 15(b)(4) of the Exchange Act. Each respondent was also required to pay the amount of $1,650,000, divided equally between the SEC, NASD, and NYSE.

On April 28, 2003, Salomon Smith Barney announced final agreements with the SEC, the NASD, the NYSE and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices. Salomon Smith Barney paid $300 million for retrospective relief, plus $25 million for investor education, and committed to spend $75 million to provide independent third-party research to its clients at no charge. Salomon Smith Barney adopted new policies and procedures to further ensure the independence of its research and addressed other issues identified in the course of the investigation. Salomon Smith Barney reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements did not establish wrongdoing or liability for purposes of any other proceeding.

On July 28, 2003, Citigroup settled enforcement proceedings related to the manipulation of Enron's and Dynegy's financial statements. The Commission found that Citigroup knew or should have known that the acts or omissions described in the Order would contribute to Enron's and Dynegy's violations of Exchange Act Section 10(b) and Exchange Act Rule 10b-5. Consequently, Citigroup was found to be a cause of Enron's and Dynegy's violations within the meaning of Exchange Act Section 21C. Citigroup consented to an order to cease and desist from committing or causing any violation of the antifraud provisions of the federal securities laws, and agreed to pay $120 million as disgorgement, interest and penalty.

On March 23, 2005, the SEC entered an administrative and cease-and-desist order against CGMI. The SEC order found that CGMI willfully violated Section 17(a)(2) of the Securities Act and Rule 10b-10 promulgated under the Exchange Act. Specifically, the order found that there were two distinct disclosure failures by CGMI in the offer and sale of mutual fund shares to its customers. Based on these findings, the Order censured CGMI, required that CGMI cease and desist from committing or causing violations and future violations of Section 17(a) of the Securities Act and Exchange Act Rule 10b-10, and required that CGMI pay a $20 million civil money penalty.

In a related proceeding on March 22, 2005, the NASD accepted a Letter of Acceptance, Waiver and Consent dated March 18, 2005 (the “AWC”) that had been submitted by CGMI. Without admitting or denying the findings, CGMI accepted and consented, prior to a hearing and without an adjudication of any issue of law or fact, to the entry of findings by NASD. Based on its findings and with CGMI’s consent, the NASD censured CGMI and fined it $6.25 million. In the AWC, CGMI also agreed to complete certain undertakings, including retaining an Independent Consultant, among other things, to conduct a comprehensive review of the completeness of its disclosures regarding the differences in mutual fund share classes and the policies and procedures relating to CGMI’s recommendations to its customers of different class shares of mutual funds.

On May 31, 2005, the SEC issued an order in connection with the settlement of an administrative proceeding against Smith Barney Fund Management LLC (“SBFM”), a former subsidiary of Citigroup, and CGMI relating to the appointment of an affiliated transfer agent for the Smith Barney family of mutual funds (“Smith Barney Funds”). The SEC order found that SBFM and CGMI willfully violated Section 206(1) of the Investment Advisers Act of 1940 (“Advisers Act”). Specifically, the order found that SBFM and CGMI knowingly or recklessly failed to disclose to the Boards of the Smith Barney Funds in 1999 when proposing a new transfer agent arrangement with an affiliated transfer agent that: First Data Investors Services Group (“First Data”), the Smith Barney Funds’ then-existing transfer agent, had offered to continue as transfer agent and do the same work for substantially less money than before; and that CAM, the former Citigroup business unit that included the Smith Barney Fund’s investment manager and other investment advisory companies, had entered into a side letter with First Data under which CAM agreed to recommend the appointment of First Data as sub-transfer agent to the affiliated transfer agent in exchange, among other things, for a guarantee by First Data of specified amounts of asset management and investment banking fees to CAM and CGMI. The order also found that SBFM and CGMI willfully violated Section 206(2) of the Advisers Act by virtue of the omissions discussed above and other misrepresentations and omissions in the materials provided to the Smith Barney Funds’ Boards, including the failure to make clear that the affiliated transfer agent would earn a high profit for performing limited functions while First Data continued to perform almost all of the transfer agent functions, and the suggestion that the proposed arrangement was in the Smith Barney Funds’ best interests and that no viable alternatives existed. SBFM and CGMI did not admit or deny any wrongdoing or liability. The settlement did not establish wrongdoing or liability for purposes of any other proceeding. The SEC censured SBFM and CGMI and ordered them to cease and desist from violations of Sections 206(1) and 206(2) of the Advisers Act. The order required Citigroup to pay $208.1 million, including $109 million in disgorgement of profits, $19.1 million in interest, and a civil money penalty of $80 million. The order also required that transfer agency fees received from the Smith Barney Funds since

December 1, 2004 less certain expenses be placed in escrow and provided that a portion of such fees may be subsequently distributed in accordance with the terms of the order. The order required SBFM to recommend a new transfer agent contract to the Smith Barney Fund Boards within 180 days of the entry of the order; if a Citigroup affiliate submits a proposal to serve as transfer agent or sub-transfer agent, an independent monitor must be engaged at the expense of SBFM and CGMI to oversee a competitive bidding process. Under the order, Citigroup also must comply with an amended version of a vendor policy that Citigroup instituted in August 2004. That policy, as amended, among other things, requires that when requested by a Smith Barney Fund Board, CAM will retain at its own expense an independent consulting expert to advise and assist the Board on the selection of certain service providers affiliated with Citigroup.